FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 17, 2002

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated January 18, 2002.

FOR IMMEDIATE RELEASE

FOR:	NUR MACROPRINTERS LTD

CONTACT:	Hilel Kremer CFO 972-8-914-5555 hilelk@nur.com

PORTFOLIO PR	Paul Holm/Leon Zalmanov

CONTACTS:	212-736-9224 pholm@portfoliopr.com / lzalmanov@portfoliopr.com

NUR MACROPRINTERS LTD. COMPLETES $7 MILLION PRIVATE PLACEMENT AND
ISSUES Q4 GUIDANCE

•	$7.0 Million Equity Private Placement with The Investment Corp. of United Mizrahi Bank;
•	Q4 Revenues of Approximately $28.5 Million with Net Income Exceeding Breakeven before One Time Charges

LOD, Israel, January 18, 2002 - NUR Macroprinters Ltd. (NASDAQ: NURM), a world-leading manufacturer of wide and super wide format digital printing systems and consumables, today announced the completion of a $7.0 million private placement with the Investment Corp. of United Mizrahi Bank Ltd.(“the Investor”) for the purchase of NUR Macroprinters ordinary shares.

The Investor acquired 2,333,333 ordinary shares at a price of $3.00 per share, representing the market price of the ordinary shares at the time of the parties’ agreement. The Investor also received warrants to purchase an additional 612,500 ordinary shares, at an exercise price of $4.50 per warrant share, exercisable during a four-year period from the date of closing.

The securities were not registered under the US Securities Act of 1933, as amended (the “Act”) pursuant to Regulation S and may not be offered or sold in the United States or to US persons without registration or an exemption from registration. Hedging transactions involving securities sold pursuant to Regulation S may not be conducted unless in compliance with the Act.

Commenting on the investment, Hilel Kremer, CFO of NUR Macroprinters stated, “With this additional cash resource, our extended product portfolio, lower expense levels and other efficiency measures implemented throughout 2001 we feel confident of our ability to focus on growth and to further strengthen the Company position during 2002.”

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Arie Zief, Chairman of the Investment Corp. of United Mizrahi Bank Ltd, stated, “We respect the strong leadership shown by NUR’s management during these difficult economic times. Therefore, we are certain that this investment in NUR will make a significant contribution to our portfolio.”

Oded Akselrod, CEO of the Investment Corp. of United Mizrahi Bank Ltd., commented, "NUR is a market leader in an industry that has tremendous growth potential. We are investing in NUR at this time, based on our total confidence in NUR's ability to fully leverage these opportunities."

NUR also announced that it expects to report revenues of approximately $28.5 million for the fourth quarter of 2001, with net income of approximately $150,000, excluding one-time charges. After giving effect to the Company’s restructuring and other one-time charges, the Company expects a net loss of approximately $750,000 in the fourth quarter.

Commenting on the guidance, Erez Shachar, CEO of NUR Macroprinters stated, “Recognizing the implications of the economic slowdown on our industry, we implemented additional cost containment efforts this quarter, enabling us to achieve better then breakeven results”.

Mr. Shachar concluded, “We are experiencing a high level of interest in the new machines we introduced during the fourth quarter – the enhanced NUR Fresco™ HiQ series and the new textile NUR Fabrigraph™ dye sublimation printers. During 2002, we anticipate continuation of the migration from conventional print technologies to wide format digital printers.”

The Company will release its fourth quarter and year-end results on Thursday, February 14, 2002. The Company will also hold a webcast conference call on the same day to discuss the results.

About NUR Macroprinters Ltd.

NUR Macroprinters (NASDAQ: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR’s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers’ wide ranging printing requirements. More information about NUR Macroprinters is available at www.nur.com

About the Investment Corp. of United Mizrahi Bank Ltd.

The Investment Corp. of United Mizrahi Bank is a fully owned subsidiary of United Mizrahi Bank Ltd, the fifth largest bank in Israel, serving as its arm for investment in non-banking assets. The Investment Corp. invests in companies at various stages of development, publicly traded and privately owned, while a typical investment will range between $5 million to $10 million.

This press release is available at www.NUR.com and www.portfoliopr.com.

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CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS “ESTIMATE,” “PROJECT,” “INTEND,” “EXPECT,” “BELIEVE” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD’S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY’S BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.‘S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD

Date: January 18, 2002	By: /s/ EREZ SHACHAR Erez Shachar Chief Executive Officer